

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Greg Bell
Chief Executive Officer
B2Digital, Inc.
4522 West Village Drive
Suite 215
Tampa, FL 33624

   Re: B2Digital, Inc.
     Registration Statement on Form S-1
     Filed December 31, 2020
     File No. 333-251846

Dear Mr. Bell:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 31, 2020

Cover Page

1. We note you disclose that the selling security holders may offer the shares "at prevailing market prices or at privately negotiated prices." Please revise your disclosure throughout the prospectus to clarify that the selling security holders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market and thereafter at prevailing market prices or privately negotiated prices. Please disclose the fixed price or bona fide price range in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

2.   Please expand your disclosures in this section to address your financial condition, changes in financial condition, and results of operations for the two-year period covered by your audited financial statements. In this regard, we note that your MD&A should discuss your financial condition and results of operations for the years ended March 31, 2020 and March 31, 2019, whereas you have included a discussion only covering your interim financials for the three and six months ended September 30, 2020 and September 30, 2019. Refer to Instruction 1 to Item 303(a) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Lamparski at (202) 551-4695 or Dietrich King at (202) 551-8071 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Brian Higley